Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Broadcom Corporation

Commission File No.: 000-23993

Subject Company: Broadcom Corporation

The following information was distributed by Broadcom Corporation (the “Company”) to the Company’s employees on May 29, 2015.

Broadcom Colleagues,

Realize you have a lot to absorb based on yesterday’s announcement with Avago. I want to share the below email from Hock Tan, Avago’s president and CEO. Please note that we are working on a special visit from Hock to Irvine next Friday, June 5. This meeting will be webcast and videotaped. Please look out for details.

Scott

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TO: Broadcom Employees

FROM: Hock Tan

SUBJECT: Avago and Broadcom Corporation

DATE: May 29, 2015

Broadcom employees,

As you heard yesterday, Avago and Broadcom announced the news that we are combining as one company. On behalf of Avago and our worldwide employees, I am looking forward to the great future we can build together. You have achieved many important accomplishments and I am quite excited by the possibilities of the next phase of our two companies’ joint evolution.

Upon closing, Avago will adopt the name Broadcom Limited – to continue with the strong and compelling brand that you have helped to build. Like Broadcom, Avago has a culture of engineering innovation and prioritizing customer success.

This is a highly complementary and compelling move for both of our companies. The size and scope of our combined business will make us the third largest semiconductor company in the world. Together, we will be the world’s leading diversified communications semiconductor company with wireless, wired, storage and industrial segments.

I want to thank Scott and Henry and the entire leadership team for their support. I am planning a special trip to Irvine next Friday, June 5 and look forward to meeting you in person and working together to achieve our shared vision of creating the world’s greatest semiconductor company.

Until closing, Avago and Broadcom will continue to operate as independent companies. As you have heard, closing is expected by the end of the first quarter of 2016, subject to customary closing conditions, regulatory approvals and approval by Avago’s and Broadcom’s shareholders.

Regards,

Hock Tan

President, Chief Executive Officer

Avago Technologies Limited

Forward Looking Statements

All statements included or incorporated by reference in this document, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Broadcom’s current expectations, estimates and projections about its business and industry, management’s beliefs, and certain assumptions made by Broadcom and Avago, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. Examples of such forward-looking statements include, but are not limited to, references to the anticipated benefits of the proposed transaction and the expected date of closing of the transaction. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement.

Important risk factors that may cause such a difference in connection with the proposed transaction include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Avago or Broadcom for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Avago or Broadcom; (5) the ability of Avago and Broadcom to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses and the indebtedness planned to be incurred in connection with the transaction; and (10) legislative, regulatory and economic developments. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. The forward-looking statements in this document speak only as of this date. Neither Broadcom nor Avago undertake any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Broadcom Corporation’s overall business, including those more fully described in Broadcom Corporation’s filings with the Securities and Exchange Commission (“SEC”) including its annual report on Form 10-K for the fiscal year ended December 31, 2014, and its quarterly reports filed on Form 10-Q for the current fiscal year, and Avago’s overall business and financial condition, including those more fully described in Avago’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended November 2, 2014, and its quarterly reports filed on Form 10-Q for its current fiscal year. The forward-looking statements in this document speak only as of date of this document. We undertake no obligation to revise or update publicly any forward-looking statement, except as required by law.

Additional Information And Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the shareholders of each of Broadcom and Avago for their consideration. Avago will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus of Broadcom and Avago. Each of Broadcom and Avago will provide the joint proxy statement/prospectus to their respective shareholders. Broadcom and Avago also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Broadcom or Avago may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BROADCOM AND AVAGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties on Broadcom’s Investor Relations website (www.broadcom.com/investors) (for documents filed with the SEC by Broadcom) or Avago Investor Relations at (408) 435-7400 or investor.relations@avagotech.com (for documents filed with the SEC by Avago, Holdco or New LP).

Participants in the Solicitation

Broadcom, Avago, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from Broadcom and Avago shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Broadcom and Avago shareholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about Broadcom’s executive officers and directors in its definitive proxy statement filed with the SEC on March 27, 2015. You can find more detailed information about Avago’s executive officers and directors in its definitive proxy statement filed with the SEC on February 20, 2015. Additional information about Broadcom’s executive officers and directors and Avago’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available.